EXHIBIT 12.1

Red Hat, Inc.

Ratio of Earnings to Fixed Charges

May 31, 2004

	May 31, 2004	2004	2003	2002	2001	2000
Net Income/(loss)	$10,917	$13,732	$(6,734)	$(139,949)	$(86,773)	$(43,053)
Interest expense	1,518	1,157	202	36	51	26
Amortized premiums, discounts and capitalized expenses related to debt	0	15,665	0	0	0	0
Interest associated with capital leases	46	289	333	137	41	25
Interest component of rental expense	116	530	420	450	370	190

Sub total	1,680	17,641	955	623	462	241
Ratio	7.498214286	1.778413922	-6.0513089	-223.637239	-186.820346	-177.643154
Deficiency	—	—	-6,734	-139,949	-86,773	-43,053